SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
         Information to be included in statements filed pursuant to Rule
          13d-(a) and amendments thereto filed pursuant to Rule13d-2(a)
                                (Amendment No. 2)

                        General DataComm Industries, Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    369487608
                                 --------------
                                 (CUSIP Number)

                                Howard S. Modlin
                       Weisman Celler Spett & Modlin, P.C.
                                 445 Park Avenue
                    New York, New York 10022, (212) 371-5400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 1, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                                      [ ]

--------------------------------------------------------------------------------
CUSIP No. 369487608                                                13D
--------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Howard S. Modlin
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
(3) SEC USE ONLY
--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS
                                                         00
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------

NUMBER OF SHARES            (7)  SOLE VOTING POWER (Item 5)           756,982
BENEFICIALLY OWNED       -------------------------------------------------------
BY EACH REPORTING           (8)  SHARED VOTING POWER (Item 5)               0
PERSON WITH              -------------------------------------------------------
                            (9)  SOLE DISPOSITIVE POWER (Item 5)      756,982
                         -------------------------------------------------------
                           (10)  SHARED DISPOSITIVE POWER (Item 5)          0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Item 5)

         756,982 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [X]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          17.90%
--------------------------------------------------------------------------------

(14) TYPE OF REPORTING PERSON                                   IN

         ITEM 1.  Security and Issuer
                  -------------------

                  This Schedule 13D on the Common Stock of General DataComm Industries, Inc. (the "Issuer") is being filed on behalf of the undersigned Reporting Person (the "Schedule 13D").

Item 2.           Identity and Background

                  This statement is being filed by Howard S. Modlin, (the "Reporting Person)

                  The foregoing person owns beneficially more than 5% of a class of equity securities of the Issuer.

                  Howard S. Modlin has an office at 445 Park Avenue, 15th Floor, New York, NY 10022, and is Chairman of the Board, President, Chief Executive Officer and Secretary of the Issuer and has been an officer and director of the Issuer for the past five years. He is an attorney and President of Weisman Celler Spett & Modlin, P.C., a law firm, for the past five years.

                  The Reporting Person is a citizen of the United States.

                  During the past five years the Reporting Person has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         ITEM 3. Source and Amount of Funds or Other Consideration. The Reporting Person used $125,000 of his personal funds to acquire the Issuer's Promissory Note convertible into the Issuer's Common Stock.

         ITEM 4. Purpose of Transaction. The purpose of the acquisition of the securities was to lend funds as replacement debt for repayment of senior debt of the Issuer and receive a convertible note secured by the Issuer's and subsidiaries' assets subordinate to the lien of their Senior Lender. The transaction was approved by the Issuer's Board of Directors. The Reporting Person has no current plans which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than stock option grants under the Issuer's stock option plans;

                  (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (h) Causing a class of securities of the Issuer to be deleted from a national securities exchange;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above;

but the foregoing responses above do not apply to any such actions of the Issuer in the ordinary course of business which may result from actions taken by the Reporting Person as an executive officer or a director of the Issuer or its subsidiaries.

         ITEM 5.  Interest In Securities Of The Issuer
                  ------------------------------------

                  (a) The Class B Stock of the Issuer is convertible into the Issuer's Common Stock on a share for share basis. The aggregate number and percentage of securities to which this Schedule 13D relates is 756,982 shares of Common Stock and Class B Stock, representing 17.90% of 4,4,229,379 shares of Common Stock and Class B Stock of the Issuer. This number of shares outstanding is arrived at by taking the number of shares reported as being outstanding in the Issuer's recently filed Form 10-Q for the quarter ended December 31, 2003 disclosing an aggregate of 3,941,393 shares of the Issuer's Common Stock and Class B Stock outstanding and adding thereto 1,550 shares if the Reporting Person were to exercise three out-of-the-money director stock options held by him described below plus 141,509 shares issuable on conversion of a Note acquired December 30, 2003 from the Issuer and 144,927 shares issuable on conversion of a Note acquired March 1, 2003 from the issuer.

                  The Reporting Person is deemed to beneficially own the Common Stock as follows:

                                                                                          % of Shares of
                      Shares of         % of            Shares of          Total Shares       Common
                       Common          Common          Common Stock         of Common          Stock
                     Stock Deemed       Stock          if Converted        Stock Deemed    Outstanding as
Name                   Owned*         Outstanding    from Class B Stock*      Held*           Adjusted
----                 ------------     -----------    ------------------    ------------    --------------
Howard S. Modlin       297,039          8.25%            459,943             756,982           17.90%

* 9,053 of these shares are owned by the Reporting Person's law firm.Pursuant to Rule 13d-3 an additional 141,509 shares are deemed owned on conversion of a Note dated December 30, 2003 held by the Reporting Person, 144,927 shares are deemed owned on conversion of a Note dated March 1, 2004, and 1,550 shares are deemed owned based on options to purchase Common Stock which could be exercised by the Reporting Person as follows: 500 at $123.125 per share, 450 at $37.50 per share and 600 at $26.875 per share, respectively, expiring October 9, 2005, March 4, 2008 and October 20, 2009 respectively. The total does not include an aggregate of 178,845 shares of Common Stock or 4.53% of the outstanding shares consisting of (i) 11,200 shares of Common Stock and 3,400 shares of Class B Stock owned by the Reporting Person's wife, the beneficial ownership of which the Reporting Person disclaims, and (ii) an aggregate of 164,245 shares beneficially owned by the Estate of Charles P. Johnson, the Issuer's former Chairman, of which the Reporting Person is the sole executor, the beneficial ownership of which the Reporting Person disclaims. Such shares held by the Estate of Charles P. Johnson consist of 151,367 shares of Class B Stock convertible into a like number of shares of Common Stock, 9,215 shares of Common Stock and an additional 3,663 shares of Common Stock if 20,000 shares of the Issuer's 9% Cumulative Convertible Exchangeable Preferred Stock are converted into Common Stock at $136.50 per share. In calculating the aforesaid percentage of excluded shares, the amount of 3,663 shares acquirable on conversion is added to the shares of the Issuer outstanding at September 30, 2003.


                  (b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit, as well as to direct the vote and dispose of the shares held by the Estate of Charles P. Johnson for the beneficiaries of such Estate.

                  (c) Information with respect to all transactions in the shares of the Issuer which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

                  None except the three outstanding options previously granted by the Issuer reported in Item 5, the Notes issued to the Reporting Person and an Additional Senior Security Agreement, as amended securing the Notes. The Reporting Person disclaims any interest in the Notes issued to John L. Segall who also loaned $300,000 and $125,000 to the Issuer and whose Notes are convertible on like terms and secured by such Additional Senior Security Agreement. The undersigned and Mr. Segall have no agreements whatsoever with respect to any securities of the Issuer except for the fact all Notes are secured by the same Additional Senior Security Agreement.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

         1.   Promissory Note.

         2.   First Amendment to Additional Senior Security Agreement.


SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Dated:   March 3, 2004


                           /s/ HOWARD S. MODLIN
                           ------------------------------------------
                           Howard S. Modlin by
                           Gerald Gordon, Attorney-in-fact

                                   SCHEDULE I
                           INFORMATION WITH RESPECT TO
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
                 IN GENERAL DATACOMM INDUSTRIES, INC. SECURITIES


                           Date         Shares Acquirable on Conversion Price
                           ----         -------------------------------------
$125,000
Promissory Note           3-1-04              144,927          $125,000

$300,000
Promissory Note         12-30-03              141,509          $300,000

Common Stock                  --                 None

Class B Stock                 --                 None

                                                                       EXHIBIT 1

                       $125,000 NEGOTIABLE PROMISSORY NOTE

                                                       March 1, 2004


         For value received, on February 28, 2006, General DataComm Industries, Inc, having an office at 6 Rubber Avenue, Naugatuck CT 06770 ("Payor"), promises to pay to the order of Howard S. Modlin, having an office at 445 Park Avenue, 15th floor, New York, New York 10022 ("Payee"), with interest at the rate of 10% per annum on the unpaid balance thereof from March 1, 2004, the principal sum of $125,000 in lawful money of the United States of America. This Note may be prepaid at any time without penalty or premium. Interest which accrues during each calendar month shall be paid on the first day of the following calendar month during the term of this Note except the first interest payment shall be made July 1, 2004. This Note evidences a loan made to Payor by Payee in the sum of $125,000 for the purpose of Payor paying and replacing indebtedness of a similar amount owed to Ableco Finance LLC, as Agent, and the Lenders, under Loan and Security Agreement dated as of August 20, 2002.


         1. Payment of this Note is unconditional and shall be made without defense, counterclaim or offset, any defense to be asserted in a separate suit. If payment is not made at maturity or upon the occurrence of a Default, then interest shall accrue from such date until paid in full at the rate of 12% per annum or the maximum permitted by law, whichever is less. This Note is secured by a security agreement dated December 30, 2003, as amended.


         2.(a) At the option of the Payee or holder the principal amount of this Note may be converted in whole or in part into Common Stock of the Payor at the conversion price of $.8625 per share by written notice designating the amount thereof being converted in minimum multiples of $10,000 principal amount or integral multiples thereof. The Payee or holder acknowledges any shares of Common Stock issued on conversion will not be registered under the Securities Act of 1933, as amended and must be held for investment without a view to distribution and the certificates for such shares shall bear a restrictive legend therefor. The Payor shall issue a replacement note for this Note in the event of any conversion for the remaining balance thereof

           (b) (a) If additional shares of Common Stock are issued by the Payor pursuant to a stock split or stock dividend in excess of 5% in any one fiscal year of the Payor, the number of shares of Common Stock then issuable on conversion shall be increased proportionately with no increase in the principal amount of this Note being converted. In the event that the shares of common stock of the Payor are reduced at any time by a combination of shares, the number of shares of common stock then issuable on conversion herein shall be reduced proportionately with no reduction in the principal amount of this Note being converted. If the Payor shall be reorganized, consolidated or merged with another corporation, or if all or substantially all of the assets of the Payor shall be sold or exchanged, the Payee shall, at the time of issuance of the stock under such a corporate event, be entitled to receive upon the conversion of this Note, the same number and kind of shares of stock or the same amount of property, cash or securities as he would have been entitled to receive upon the happening of any such corporate event as if he had been, immediately prior to such event, the holder of the number of shares receivable on conversion of this Note.

         3. The term "Default" as used herein shall mean the failure of Payor to pay the principal or interest on this Note when due or the failure of Payor to perform any other obligation (including the obligations under Paragraphs 2(a) or (b) when required, or the security agreement securing this Note) or if an Event of Default exists under the Payor's Loan and Security Agreement with Ableco Finance LLC and such indebtedness is accelerated.

         4. Payor agrees to pay all costs and expenses of collection, including reasonable attorney's fees, in the event of acceleration of this Note by Payee or holder following Default.

         5. Presentation for payment, notice of dishonor, protest and notice of protest are hereby waived.

         6. This Note shall be governed by the laws of the State of Connecticut. The Payor of this Note hereby submits to the exclusive jurisdiction of the courts of general jurisdiction of the State of Connecticut , and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Note, that it is not subject thereto or that such action, suit or proceeding may not be brought or it is not maintainable in such courts, or that this Note may not be enforced in or by such courts, or that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper. Service of process with respect thereto may be made upon Payor by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided above.

                                      GENERAL DATACOMM INDUSTRIES, INC.

                                      By: /s/ WILLIAM G. HENRY
                                          --------------------------------------
                                          William G. Henry
                                          Title: Vice President, Finance
                                                 and Administration

                                                                       EXHIBIT 2

                                 FIRST AMENDMENT
                     TO ADDITIONAL SENIOR SECURITY AGREEMENT


                  FIRST AMENDMENT, dated as of March 1, 2004 (the "Amendment"), to the Additional Senior Security Agreement referred to below, by and among (i) GENERAL DATACOMM INDUSTRIES, INC., a Delaware corporation, GENERAL DATACOMM, INC., a Delaware corporation ("GDC"), DATACOMM LEASING CORPORATION, a Delaware corporation, GDC HOLDING COMPANY, LLC, a Delaware limited liability company, GDC NAUGATUCK, INC., a Delaware corporation, GDC FEDERAL SYSTEMS, INC., a Delaware corporation, GDC REALTY, INC., a Texas corporation (each, a "Borrower" and collectively, the "Debtors") and Howard S. Modlin and John L. Segall (together with their successors and assigns the "Secured Party")

                  WHEREAS, the Debtors are obligated to repay certain indebtedness owing to Ableco Finance LLC as Agent and the Lenders under that certain Loan and Security Agreement dated as of August 20, 2002 (as amended, supplemented and otherwise modified from time to time, the " Senior Loan Agreement");

                  WHEREAS, GDC and the other Debtors have requested that the Secured Party loan GDC an additional $250,000 which shall be used to pay and replace $250,000 of the obligations owed to the Lenders under the Senior Loan Agreement, subject to (i) the execution and delivery of this Amendment by the Debtors, and (ii) the other terms and conditions set forth in this Amendment;

                  NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereto hereby agree as follows:

         1. Definitions in Amendment. Any capitalized term used herein and not defined shall have the meaning assigned to it in the Additional Senior Security Agreement dated December 30, 2003 between the Debtors and the Secured Party ( the "Security Agreement").

         2. Replacement Loans. In consideration of the aggregate principal amount of $250,000 to be loaned this date by the Secured Party to GDC reflected by two separate notes of $125,000 each, GDC covenants and agrees such funds shall be used to pay and replace Indebtedness of a like amount owed to the Lenders under the Senior Loan Agreement on this date and shall be Replacement Debt as defined in the Subordinated Security Agreement dated September 15, 2003 between the Debtors and HSBC Bank USA as Trustee and as provided in the Indenture dated September 15, 2003 between General DataComm Industries, Inc. and HSBC Bank USA.

         3. Indebtedness Secured. Paragraph 3 of the Security Agreement is amended to read in its entirety as follows: " Indebtedness Secured. The Security Interest granted by Debtors secures payment of any and all indebtedness of Parent and its subsidiaries incurred under the promissory notes payable to Secured Party dated December 30, 2003 in the original aggregate principal amount of $600,000 and the promissory notes payable to Secured Party dated March 1, 2003 in the original aggregate principal amount of $250,000 and which notes total $850,000 (the "Notes") whether or not any such indebtedness is now existing or hereafter incurred, of every kind and character, direct or indirect, and whether any such indebtedness is from time to time reduced and thereafter increased, or entirely extinguished and thereafter reincurred, including, without limitation, any sums advanced by Secured Party for taxes, assessments, insurance and other charges and expenses as hereinafter provided, and all amounts owed under any modifications, renewals or extensions of any of the foregoing obligations (collectively, the "Indebtedness")."


         4.       Miscellaneous.

                  (a) Continued Effectiveness of Security Agreement. Except as otherwise expressly provided herein, the Security Agreement shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects. Except as expressly provided herein, the execution, delivery and effectiveness of this Amendment shall not constitute an amendment of any other provision of the Security Agreement.

                  (b) Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

                  (c) Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

                  (d) Governing Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of New York.

                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

                                    Borrowers:
                                    ----------

                                    GENERAL DATACOMM INDUSTRIES, INC.,
                                    a Delaware corporation


                                    By
                                      ------------------------------------------

                                    Title:
                                          --------------------------------------


                                    GENERAL DATACOMM, INC.,
                                    a Delaware corporation


                                    By
                                      ------------------------------------------

                                    Title:
                                          --------------------------------------

                                    DATACOMM LEASING CORPORATION,
                                    a Delaware corporation


                                    By
                                      ------------------------------------------

                                    Title:
                                          --------------------------------------


                                    GDC HOLDING COMPANY, LLC,
                                    a Delaware limited liability company


                                    By
                                      ------------------------------------------

                                    Title:
                                          --------------------------------------

                                    GDC FEDERAL SYSTEMS, INC.,
                                    a Delaware corporation


                                    By
                                      ------------------------------------------

                                    Title:
                                          --------------------------------------

                                    GDC NAUGATUCK, INC.,
                                    a Delaware corporation


                                    By
                                      ------------------------------------------

                                    Title:
                                          --------------------------------------


                                    GDC REALTY, INC.,
                                    a Texas corporation


                                    By
                                      ------------------------------------------

                                    Title:
                                          --------------------------------------


                                    Secured Party
                                    -------------


                                    --------------------------------------------
                                    Howard S. Modlin

                                    --------------------------------------------
                                    John L. Segall